[CRUM & FORSTER LETTERHEAD]
July 12, 2007
VIA EDGAR AND FAX
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffery P. Riedler
Crum & Forster Holdings Corp.
Registration Statement on Form S-4
Dear Mr. Riedler:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Crum & Forster Holdings Corp. (the “Company”) respectfully requests that the Securities and Exchange Commission take such action as is necessary to accelerate the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-144242) (the “Registration Statement”) to 10:00 a.m., Eastern Standard time, on July 13, 2007, or as soon thereafter as is practicable.
     Please notify Stephen Centa of Shearman & Sterling LLP, the Company’s counsel, at (416) 360-5131 of the effectiveness of the Registration Statement.

Very truly yours, CRUM & FORSTER HOLDINGS CORP.
By:	/s/ MARY JANE ROBERTSON
	Name:	Mary Jane Robertson
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc:	Gregory S. Belliston Division of Corporation Finance, Securities and Exchange Commission Christopher J. Cummings Stephen C. Centa Adam O. Lewinberg Shearman & Sterling LLP